

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 28, 2008

Mr. James Flores
Chief Executive Officer
Plains Exploration & Production Company
700 Milam Street, Suite 3100
Houston, TX 77002

> **Re:** **Plains Exploration & Production Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
> **Response Letter Dated June 27, 2008**
> **File No. 001-31470**

Dear Mr. Flores:

We have reviewed your filing and response letter and have the following comments. We have limited our review to only engineering matters and your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for year-ending December 31, 2007

Business and Properties, page 6

Description of Properties, page 10

Onshore California, page 11

1. In your response to prior comment one of our June 19, 2008 letter, you state "Over the last three years, we have drilled a total of 574 wells and spent $500 million in these fields developing reserves. We believe this represents significant progress and compelling evidence of our commitment to develop our proved undeveloped reserves." Your disclosed capital expenditures to develop PUD reserves was $109 million in 2007 (page 15) which is 5% of the 2006 estimated

future development capex in the standardized measure. We see ratios of 8% and 9% in the prior two years. The continuation of this trend will result in the monetization of your PUD reserves only after 10 to 20 years of development. Since your PUD locations are adjacent to productive wells, significant depletion of these PUD locations prior to drilling is plausible.

Please amend your document to:

- Explain your position on this issue as presented in your response one;
- Present your provisions to incorporate in your reserve estimates the likelihood of prior depletion of PUD locations you have scheduled for drilling five years beyond booking;
- Address, preferably in tabular form, the portion and volumes of your total PUD reserves that you converted to proved developed status and the capital expenditures you utilized over the last five years;
- Disclose the portion of your PUD reserves that are scheduled for development beyond five years, the associated estimated development capital and the reasons for the delay beyond five years.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3640 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director